Exhibit 99.1

VERSION 5.30 P.M. PRESS RELEASE

AEGON REPORTS ON FIRST HALF YEAR 2004 RESULTS

NET INCOME AMOUNTED TO EUR 790 MILLION IN THE FIRST SIX MONTHS OF 2004, COMPARED TO EUR 329 MILLION IN 2003

STRONG GROWTH IN EARNINGS IN ALL MAJOR COUNTRY UNITS ON A COMPARABLE BASIS

INTERIM DIVIDEND DECLARED OF EUR 0.21 PER COMMON SHARE, A 5% INCREASE COMPARED TO THE PRIOR YEAR

HIGHLIGHTS – Second quarter and first six months 2004

(amounts in millions, except per share data, 2003 adjusted for comparability (1))

Second quarter 2004	First six months 2004		Second quarter 2004	Second quarter 2003 as adjusted		First six months 2004	First six months 2003 as adjusted		At constant currency exchange rates
USD	USD		EUR	EUR	%	EUR	EUR	%	%
569	1,091	Income before realized gains and losses on shares and real estate	472	303	56	889	612	45	57

127	238	Realized gains and losses on shares and real estate	105	(159)	—	194	(283)	—	—

696	1,329	Income before tax	577	144	301	1,083	329	229	280

422	777	Net income before realized gains and losses on shares and real estate	349	316	10	633	602	5	15

526	969	Net income	436	159	174	790	329	140	182

0.26	0.49	Net income before realized gains and losses on shares and real estate per share	0.22	0.20	10	0.40	0.38	5	16

0.33	0.61	Net income per share	0.28	0.09	211	0.50	0.19	163	218

1)	Please refer to page 22 and 23 for first half year and second quarter data as reported

Published figures are unaudited

The Hague, the Netherlands, August 12, 2004

“The strong and continuing earnings improvement across all of our major country units is a clear indication that our business is progressing in line with our priorities,” said Donald J. Shepard, Chairman of the Executive Board.

“While production was mixed, our profit margins have improved in keeping with our ongoing focus on profitability in our most important core businesses. The fact that we have raised the interim dividend is a further indication of our improved cash flows and stronger capital position.”

Note: 2003 financial data have been adjusted for the change in accounting principles related to the discontinuance of the indirect income method for recognizing gains and losses on shares and real estate and the adoption of SOP 03-1. For details, please refer to page 21 and/or to our first quarter 2004 earnings release for a reconciliation of ‘as reported’ to ‘as adjusted’.

Income before realized gains and losses on shares and real estate from the group’s core operations continued to show strong progress across all major country units. Income before realized gains and losses on shares and real estate increased 45% to EUR 889 million in the first six months this year. At constant currency exchange rates the increase was 57%. The main factors driving the improvement in results were improved product spreads, higher interest results and increased fee income as well as improved equity and credit markets. The group’s core operations exclude Transamerica Finance Corporation (TFC), the majority of which was sold in late 2003 and early 2004. In the first six months of 2004, the TFC contribution amounted to a net loss of EUR 14 million compared to a net profit of EUR 169 million in the first half of 2003.

AEGON reports strong increases in net income and net income per share for the first six months of 2004, on a comparable basis. Net income, which includes realized gains and losses on shares and real estate, amounted to EUR 790 million in the first six months of 2004. Net income per share amounted to EUR 0.50 in the first half of 2004. On a comparable basis, net income per share was EUR 0.19 in the first half of 2003. The significant increase in both measures primarily reflects the change in realized gains and losses on shares and real estate, which can be volatile between reporting periods. Management therefore believes that net income before realized gains and losses on shares and real estate is a valuable indicator of AEGON’s financial performance.

Net income before realized gains and losses on shares and real estate increased 5% to EUR 633 million for the first six months of 2004. The increase reflects the strong contribution to income by our country units, which more than compensated the lower income from TFC. The sale of the majority of TFC late last year and early this year distorts comparison of net income in the first six months of this year with the same period the prior year. At constant currency exchange rates, net income before realized gains and losses on shares and real estate showed an increase of 15% in the first six months this year compared to the same period last year.

Realized gains on shares and real estate in the first six months of 2004 amounted to EUR 194 million on a pretax basis (EUR 157 million net of tax), compared to a net realized loss of EUR 283 million (EUR 273 million net of tax) in the first six months of 2003. At June 30, 2004, the revaluation reserve, comprising of unrealized gains and losses on shares and real estate, amounted to EUR 1,507 million compared to EUR 1,393 million at year-end 2003.

Total revenue generating investments rose 7% during the first six months of 2004 from EUR 284 billion at year-end 2003 to EUR 305 billion.

An interim dividend of EUR 0.21 per common share has been declared. This represents a 5% increase compared to the interim dividend and the final dividend of 2003, which were both EUR 0.20 per share. AEGON recognizes the importance of offering its shareholders a stable and adequate dividend, which is supported by the company’s cash flow and capital position.

Included in this report are financial measures, pre-tax as well as after-tax, that exclude realized gains and losses on shares and real estate. Net income before realized gains and losses on shares and real estate is a non-GAAP measure. Management uses this non-GAAP measure, in addition to GAAP measures, as an indicator of AEGON’s financial performance and believes that the presentation of this measure provides useful and important information to analysts and investors. This non-GAAP measure should be seen as part of a range of supplementary measures, that assist in achieving greater transparency and understanding of insurance reporting and can help investors and analysts in comparing AEGON with its peers. Reconciliation of this measure to the most comparable GAAP measure is provided on page 24.

Key points for the first six months 2004

•	Income before realized gains and losses on shares and real estate increased 46% to USD 958 million (31% to EUR 781 million) in the Americas, increased 58% to EUR 175 million in the Netherlands and rose 19% to GBP 69 million (20% to EUR 102 million) in the United Kingdom. Income before realized gains and losses on shares and real estate in Other countries increased 28% to EUR 50 million.

•	Additions to the default provision in the United States were USD 137 million (EUR 112 million) compared to USD 293 million (EUR 265 million) in the first six months of 2003. Actual default losses charged against the provision were USD 137 million (EUR 112 million), compared to USD 284 million (EUR 257 million) in the first half of 2003. The default provision remains at USD 277 million.

•	On an operating basis, TFC reported an income before tax of EUR 27 million (USD 33 million) in the first six month of 2004. After interest expenses, TFC’s pre-tax loss amounted to EUR 22 million (USD 27 million), with a net loss of EUR 14 million (USD 16 million). TFC contributed EUR 169 million (USD 187 million) to net income in the first six months of 2003.

•	Total revenue generating investments rose 7% during the first six months of 2004 from EUR 284 billion at year-end 2003 to EUR 305 billion. In the Americas revenue generating investments rose 5% to USD 238 billion (9% to EUR 196 billion), increased 5% to EUR 55 billion in the Netherlands, remained stable at GBP 34 billion in the United Kingdom (increased 5% to EUR 51 billion) and increased 15% to EUR 4 billion in Other countries.

•	Standardized new life production, when compared to the first six months of 2003, was down 3% to USD 531 million (down 12% to EUR 433 million) in the Americas, declined 20% to EUR 118 million in the Netherlands, was 3% higher at GBP 333 million (5% higher at EUR 494 million) in the United Kingdom and decreased 33% to EUR 110 million in Other countries primarily due to lower production as well as currency translation effects in Taiwan.

•	Variable annuity account balances rose 3% to USD 43.6 billion (7% to EUR 35.9 billion) in the first six months of 2004. New variable annuity deposits in the Americas declined 27% to USD 2,901 million (declined 35% to EUR 2,364 million) compared to the first six months last year. The decline reflects the discontinuance of the guaranteed minimum income benefit (GMIB) feature in the first quarter last year, which primarily affected the wire-house and broker-dealer distribution channels. New production of variable annuities in our pension business continued to be strong and increased by 40% to USD 1.4 billion (increased 26% to EUR 1.1 billion).

•	Fixed annuity account balances decreased slightly to USD 44.6 billion (increased 3% to EUR 36.7 billion). New fixed annuity deposits in the Americas of USD 1,656 million were 51% lower (decreased 55% to EUR 1,350 million) compared to the first six months of last year as a result of reductions in policyholder crediting rates and adjustments to compensation structures made last year. Deposits in our pension business were strong. Fixed annuity earnings improved from USD 108 million (EUR 98 million) in the first half of 2003 to USD 195 million (EUR 159 million) in the first half of 2004 due to lower bond defaults and higher spreads.

•	Compared to year-end 2003, shareholders’ equity increased by EUR 1,126 million to EUR 15,093 million. AEGON’s capital leverage ratio improved in the first six months of 2004. Shareholders’ equity represents 72% of the total capital base compared to 71% at year-end 2003.

•	An interim dividend of EUR 0.21 per common share has been declared. This represents a 5% increase compared to the interim dividend and the final dividend of 2003, which were both EUR 0.20 per share.

Key points for the second quarter 2004

•	Income before realized gains and losses on shares and real estate increased 50% to USD 475 million (43% to EUR 395 million) in the Americas, increased 40% to EUR 88 million in the Netherlands and rose 28% to GBP 37 million (31% to EUR 55 million) in the United Kingdom. Income before realized gains and losses on shares and real estate in Other countries increased 35% to EUR 27 million.

•	Additions to the default provision in the United States benefited from an improved credit market and were below pricing assumptions. Actual default losses charged against the default provision were USD 87 million (EUR 82 million), compared to USD 134 million (EUR 117 million) in the second quarter of 2003. An amount of USD 87 million (EUR 82 million) was added to the default provision compared to USD 144 million (EUR 126 million) in the second quarter of 2003.

•	Standardized new life production, when compared to the first quarter of 2004, was up 18% to USD 287 million (up 22% to EUR 238 million) in the Americas, declined 24% to EUR 51 million in the Netherlands, was 11% lower at GBP 157 million (9% lower at EUR 235 million) in the United Kingdom and decreased 36% to EUR 43 million in Other countries primarily due to lower production in Taiwan. Standardized new life production, when compared to the second quarter of 2003, was down 3% to USD 287 million (down 8% to EUR 238 million) in the Americas, declined 32% to EUR 51 million in the Netherlands, was 2% lower at GBP 157 million (2% higher at EUR 235 million) in the United Kingdom and decreased 38% to EUR 43 million in Other countries primarily due to lower production as well as adverse currency translation effects in Taiwan.

•	New variable annuity deposits in the Americas declined 7% to USD 1,304 million (declined 9% to EUR 1,087 million) compared to the second quarter last year. Compared to the first quarter of 2004, variable annuity deposits declined 18%, largely due to strong institutional sales in the first quarter of the year.

•	New fixed annuity deposits in the Americas decreased by 50% compared to the second quarter of last year as a result of reductions in policyholder crediting rates and adjustments to compensation structures made last year. However, production of USD 826 million (EUR 686 million) was fairly stable compared to the preceding two quarters.

•	On an operating basis, TFC reported an income before tax of EUR 22 million (USD 26 million) in the second quarter of 2004. After interest expense, TFC’s pre-tax result amounted to EUR 4 million (USD 5 million), with a net income contribution of EUR 2 million (USD 3 million). TFC contributed EUR 96 million (USD 109 million) to net income in the second quarter of 2003. The net results reported in the second quarter compare favorably with the loss of EUR 16 million reported in the first quarter of this year. The majority of TFC was sold in late 2003 and early 2004. The remaining part of TFC, mainly consisting of maritime container and European trailer leasing, is consolidated as of January 1, 2004.

Highlights

(2003 adjusted for comparison)

amounts in millions

USD				EUR			EUR
First six months				Second quarter			First six months
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
440	415	6	Traditional life	158	182	(13)	359	376	(5)
195	108	81	Fixed annuities	85	38	124	159	98	62
118	82	44	GICs and funding agreements	42	33	27	96	74	30
214	117	83	Life for account policyholders	91	47	94	174	106	64
85	7		Variable annuities	58	10		69	6
49	22	123	Fee business	20	12	67	40	20	100

1,101	751	47	Life insurance	454	322	41	897	680	32
189	116	63	Accident and health insurance	80	50	60	154	105	47
59	48	23	General insurance	27	28	(4)	48	43	12

1,349	915	47	Insurance income	561	400	40	1,099	828	33
11	2		Banking activities	4	2	100	9	2
(269)	(241)	12	Interest charges and other	(93)	(99)	(6)	(219)	(218)	0

1,091	676	61	Income before realized gains and losses on shares and real estate	472	303	56	889	612	45
238	(313)		Realized gains and losses on shares and real estate	105	(159)		194	(283)

1,329	363		Income before tax	577	144		1,083	329
(360)	(187)	93	Corporation tax	(141)	(81)	74	(293)	(169)	73
—	187		Transamerica Finance Corporation	—	96		—	169

969	363	167	Net income	436	159	174	790	329	140

			Income geographically
1,061	628	69	Americas	436	260	68	865	569	52
344	(152)		The Netherlands	150	(82)		280	(138)
125	87	44	United Kingdom	55	41	34	102	79	29
68	41	66	Other countries	29	24	21	55	37	49

1,598	604	165	Income before tax business units	670	243	176	1,302	547	138
(269)	(241)	12	Interest charges and other	(93)	(99)	(6)	(219)	(218)	0

1,329	363		Income before tax	577	144		1,083	329
(360)	(187)	93	Corporation tax	(141)	(81)	74	(293)	(169)	73
—	187		Transamerica Finance Corporation	—	96		—	169

969	363	167	Net income	436	159	174	790	329	140

	949		Net income historically reported					859

4,626	3,532	31	Gross margin	1,948	1,616	21	3,770	3,197	18
3,535	2,856	24	Commissions and expenses	1,476	1,313	12	2,881	2,585	11
777	665	17	Net income before realized gains and losses on shares and real estate	349	316	10	633	602	5

			Amounts per common share of EUR 0.12
0.61	0.21	190	Net income [1]	0.28	0.09		0.50	0.19	163
0.61	0.21	190	Net income fully diluted [1]	0.28	0.09		0.50	0.19	163
0.49	0.42	17	Net income before realized gains and losses on shares and real estate	0.22	0.20	10	0.40	0.38	5

At June 30 2004	At Dec. 31 2003						At June 30 2004	At Dec. 31 2003
10.47	8.46	24	Shareholders’ equity [2]				8.61	7.98	8
10.65	8.87	20	Shareholders’ equity after full conversion [2]				8.76	8.34	5

			Number of employees [3]				27,607	28,491	(3)

			Outstanding common shares:

			- Number of common shares (millions)				1,530	1,501	2
			- Weighted average number (millions)				1,494	1,471	2

[1]	Based on the weighted average number of common shares, adjusted for repurchased own shares.
[2]	Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.
[3]	The 2003 figure has been adjusted for self-employed agents which are no longer included.

Revenues and production

(2003 adjusted for comparison)

amounts in millions

USD				EUR			EUR
First six months				Second quarter			First six months
2004	2003	%		2004	2003	%	2004	2003	%
			Revenues
1,150	1,085	6	Life general account single premiums	515	480	7	937	982	(5)
3,314	3,028	9	Life general account recurring premiums	1,277	1,240	3	2,701	2,740	(1)
2,592	2,685	(3)	Life policyholders account single premiums	970	1,113	(13)	2,113	2,430	(13)
2,999	2,560	17	Life policyholders account recurring premiums	1,011	917	10	2,444	2,317	5

10,055	9,358	7	Total life insurance gross premiums	3,773	3,750	1	8,195	8,469	(3)
1,488	1,417	5	Accident and health insurance premiums	587	580	1	1,213	1,282	(5)
544	485	12	General insurance premiums	204	207	(1)	443	439	1

12,087	11,260	7	Total gross premiums	4,564	4,537	1	9,851	10,190	(3)
4,157	3,427	21	Investment income insurance activities	1,727	1,551	11	3,388	3,101	9
783	598	31	Fees and commissions	330	252	31	638	541	18
173	204	(15)	Income from banking activities	68	91	(25)	141	185	(24)

17,200	15,489	11	Total revenues business units	6,689	6,431	4	14,018	14,017	0
242	3		Income from other activities	103	1		197	3

17,442	15,492	13	Total revenues	6,792	6,432	6	14,215	14,020	1

			Revenues by product segment
14,470	13,407	8	Life insurance	5,607	5,585	0	11,793	12,133	(3)
1,737	1,670	4	Accident and health insurance	688	690	(0)	1,416	1,511	(6)
582	520	12	General insurance	221	224	(1)	474	471	1
173	204	(15)	Banking activities	68	91	(25)	141	185	(24)
242	3		Other activities	103	1		197	3
238	(313)		Realized gains and losses on shares and real estate	105	(159)		194	(283)

17,442	15,491	13	Total revenues	6,792	6,432	6	14,215	14,020	1

2,580	6,062	(57)	Investment income for account of policyholders	279	7,035	(96)	2,103	5,486	(62)

			Standardized new premium production life insurance
3,587	3,449	4	Single premiums	1,371	1,406	(2)	2,923	3,121	(6)
1,059	1,064	(0)	Recurring premiums annualized	431	495	(13)	863	963	(10)
1,418	1,409	1	Total recurring plus 1/10 single	568	635	(11)	1,155	1,275	(9)

			Deposits
1,656	3,350	(51)	Fixed annuities	686	1,443	(52)	1,350	3,032	(55)
4,814	5,554	(13)	GICs and funding agreements	1,999	2,539	(21)	3,923	5,026	(22)
2,901	3,990	(27)	Variable annuities	1,087	1,201	(9)	2,364	3,611	(35)

9,371	12,894	(27)	Total	3,772	5,183	(27)	7,637	11,669	(35)
1,997	1,683	19	Savings deposits	1,080	752	44	1,628	1,523	7

11,368	14,577	(22)	Total production on balance sheet	4,852	5,935	(18)	9,265	13,192	(30)

			Net deposits
(1,238)	1,231		Fixed annuities	(553)	385		(1,009)	1,114
1,187	1,476	(20)	GICs and funding agreements	531	710	(25)	967	1,336	(28)
596	1,965	(70)	Variable annuities	165	308	(46)	486	1,778	(73)

545	4,672	(88)	Total	143	1,403	(90)	444	4,228	(89)
26	(496)		Savings deposits	222	(146)		21	(449)

571	4,176	(86)	Total net deposits	365	1,257	(71)	465	3,779	(88)

			Off balance sheet production
3,181	7,061	(55)	Synthetic GICs	1,387	3,251	(57)	2,593	6,390	(59)
6,607	5,461	21	Mutual funds/Collective Trusts and other managed assets	2,432	2,417	1	5,385	4,942	9

9,788	12,522	(22)	Total production off balance sheet	3,819	5,668	(33)	7,978	11,332	(30)

Investments, assets and capital geographically

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At June 30, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD
		Investments
116,289	1,380	Fixed income	95,672	13,242	2,057	2,221	113,192	137,585
4,359	71	Shares and real estate	3,586	5,693	105	113	9,497	11,543
120,648	1,451	Total general account	99,258	18,935	2,162	2,334	122,689	149,128

12,329	16,444	Fixed income	10,143	11,659	24,514	434	46,750	56,825
35,236	15,276	Shares and real estate	28,989	7,336	22,773	217	59,315	72,097
47,565	31,720	Total policyholders account	39,132	18,995	47,287	651	106,065	128,922

168,213	33,171	Total insurance activities	138,390	37,930	49,449	2,985	228,754	278,050
—	—	Banking activities	—	6,339	—	—	6,339	7,705
69,569	837	Off balance sheet assets	57,235	10,957	1,248	619	70,059	85,157

237,782	34,008	Total business units	195,625	55,226	50,697	3,604	305,152	370,912
		Other investments					66	80

		Total group					305,218	370,992

175,899	33,830	Assets business units	144,713	46,121	50,432	3,265	244,531	297,227
		Other assets					454	552

		Total assets on balance sheet					244,985	297,779
18,010	2,214	Capital in units	14,817	3,112	3,301	500	21,730	26,413
		Total capital base					21,013	25,541
		Other net liabilities					717	872

		Total					21,730	26,413

		At June 30, 2003
		Investments
113,173	1,058	Fixed income	99,040	11,732	1,527	1,667	113,966	130,229
3,536	84	Shares and real estate	3,094	5,062	121	116	8,393	9,591
116,709	1,142	Total general account	102,134	16,794	1,648	1,783	122,359	139,820

12,924	16,356	Fixed income	11,310	11,330	23,595	356	46,591	53,239
28,039	13,652	Shares and real estate	24,538	6,920	19,694	191	51,343	58,670
40,963	30,008	Total policyholders account	35,848	18,250	43,289	547	97,934	111,909

157,672	31,150	Total insurance activities	137,982	35,044	44,937	2,330	220,293	251,729
—	—	Banking activities	—	6,935	—	—	6,935	7,925
58,233	887	Off balance sheet assets	50,961	8,714	1,279	455	61,409	70,172

215,905	32,037	Total business units	188,943	50,693	46,216	2,785	288,637	329,826
		Other investments					24	27

		Total group					288,661	329,853

165,454	31,618	Assets business units	144,792	44,022	45,612	2,691	237,117	270,954
		Other assets					3,408	3,894

		Total assets on balance sheet					240,525	274,848

16,903	2,050	Capital in units	14,792	2,543	2,958	420	20,713	23,669

		Total capital base					19,112	21,839
		Other net liabilities					1,601	1,830

		Total					20,713	23,669

		As at December 31, 2003
		Investments
113,396	1,316	Fixed income	89,783	12,330	1,868	1,846	105,827	133,660
3,831	76	Shares and real estate	3,033	5,502	108	141	8,784	11,094
117,227	1,392	Total general account	92,816	17,832	1,976	1,987	114,611	144,754

12,478	16,592	Fixed income	9,880	11,096	23,542	427	44,945	56,766
33,472	15,085	Shares and real estate	26,502	7,032	21,403	207	55,144	69,647
45,950	31,677	Total policyholders account	36,382	18,128	44,945	634	100,089	126,412

163,177	33,069	Total insurance activities	129,198	35,960	46,921	2,621	214,700	271,166
—	—	Banking activities	—	6,360	—	—	6,360	8,033
63,750	954	Off balance sheet assets	50,475	10,514	1,354	509	62,852	79,382

226,927	34,023	Total business units	179,673	52,834	48,275	3,130	283,912	358,581
		Other investments					223	281

		Total group					284,135	358,862

168,993	33,681	Assets business units	133,803	45,855	47,788	3,059	230,505	291,128
		Other assets					3,471	4,384

		Total assets on balance sheet					233,976	295,512

17,517	2,173	Capital in units	13,869	2,865	3,083	481	20,298	25,636

		Total capital base					19,632	24,795
		Other net liabilities					666	841

		Total					20,298	25,636

REPORT OF THE COUNTRY UNITS

Americas

(2003 adjusted for comparison)

amounts in millions

USD				USD			EUR
Second quarter				First six months			First six months
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
132	141	(6)	Traditional life	331	303	9	270	274	(1)
103	44	134	Fixed annuities	195	108	81	159	98	62
50	38	32	GICs and funding agreements	118	82	44	96	74	30
27	22	23	Life for account of policyholders	48	43	12	39	40	(3)
71	11		Variable annuities	85	7		69	6
7	6	17	Fee business	13	10	30	11	9	22

390	262	49	Life insurance	790	553	43	644	501	29
85	54	57	Accident and health insurance	168	104	62	137	94	46

475	316	50	Insurance income	958	657	46	781	595	31

370	277	34	of which general account	812	597	36	662	540	23
105	39	169	of which policyholders account [1]	146	60	143	119	55	116

475	316	50	Income before realized gains and losses on shares and real estate	958	657	46	781	595	31
49	(19)		Realized gains and losses on shares and real estate	103	(29)		84	(26)

524	297	76	Income before tax	1,061	628	69	865	569	52
(152)	(80)	90	Corporation tax	(330)	(182)	81	(269)	(166)	62

372	217	71	Net income	731	446	64	596	403	48

			Revenues
386	243	59	Life general account single premiums	617	430	43	503	389	29
1,221	1,176	4	Life general account recurring premiums	2,433	2,319	5	1,983	2,099	(6)
36	134	(73)	Life policyholders account single premiums [2]	68	265	(74)	55	240	(77)
303	211	44	Life policyholders account recurring premiums [2]	639	450	42	521	407	28

1,946	1,764	10	Total life insurance gross premiums	3,757	3,464	8	3,062	3,135	(2)
646	604	7	Accident and health insurance premiums	1,276	1,241	3	1,040	1,123	(7)

2,592	2,368	9	Total gross premiums	5,033	4,705	7	4,102	4,258	(4)
1,617	1,571	3	Investment income insurance activities	3,249	3,056	6	2,648	2,766	(4)
250	191	31	Fees and commissions	504	397	27	411	359	14

4,459	4,130	8	Total revenues	8,786	8,158	8	7,161	7,383	(3)

(39)	3,744		Investment income for account of policyholders	1,189	3,201	(63)	969	2,897	(67)

			Gross margin, commissions and expenses
1,523	1,258	21	Gross margin	3,048	2,480	23	2,484	2,245	11
1,048	942	11	Commissions and expenses	2,090	1,823	15	1,703	1,650	3

			Standardized new premium production life insurance
272	323	(16)	Single premiums	501	625	(20)	408	566	(28)
260	262	(1)	Recurring premiums annualized	481	482	(0)	392	436	(10)
287	295	(3)	Total recurring plus 1/10 single	531	545	(3)	433	493	(12)

			Deposits
826	1,645	(50)	Fixed annuities	1,656	3,350	(51)	1,350	3,032	(55)
2,408	2,885	(17)	GICs and funding agreements	4,814	5,554	(13)	3,923	5,026	(22)
1,304	1,404	(7)	Variable annuities	2,901	3,990	(27)	2,364	3,611	(35)

4,538	5,934	(24)	Total production on balance sheet	9,371	12,894	(27)	7,637	11,669	(35)

			Off balance sheet production
1,673	3,693	(55)	Synthetic GICs	3,181	7,061	(55)	2,593	6,390	(59)
2,605	1,581	65	Mutual funds/Collective Trusts and other managed assets	5,890	3,862	53	4,800	3,495	37

4,278	5,274	(19)	Total production off balance sheet	9,071	10,923	(17)	7,393	9,885	(25)

[1]	Includes also variable annuities and fee business.
[2]	Effective January 1, 2004, for reasons of consistency, USD 108 million additional variable universal life premiums, in the past recognized as single premiums, have been reclassified to renewal premiums.

The Americas (the AEGON USA companies and AEGON Canada)

During the first six months of 2004, earnings across all product lines have shown strong improvements driven largely by an improved operating environment compared to the same period last year. Life production has remained strong in the agency and brokerage channels. Sales of Variable Universal Life products are gaining favor due to the equity market improvements over the past year. Efforts to focus on cost management continue to pay off as actual to allowables, a measure of planned expense levels to production, continues to remain within an acceptable range. New initiatives to expand existing operations outside the United States (such as AEGON Direct Marketing Services), expanding product offerings for the high net worth client base and retaining more post-retirement assets, are being taken.

Results

First six months 2004 income before realized gains and losses on shares and real estate increased 46% to USD 958 million, while net income, which includes realized gains and losses on shares and real estate, increased 64% to USD 731 million compared to the same period in 2003.

For the second quarter of 2004, income before realized gains and losses on shares and real estate amounted to USD 475 million, a 50% increase compared to the second quarter of 2003. Net income increased 71% to USD 372 million.

The 2004 six months results have benefited primarily from lower credit default losses and an improvement in overall spreads. Additions to the asset default provision were USD 137 million compared to USD 293 million for the first six months of 2003. Realized gains on shares and real estate of USD 103 million (compared to a loss of USD 29 million in the same period of 2003) contributed to the increase in income before tax for the first six months of 2004.

Total revenues of USD 8,786 million for the first six months of 2004 increased 8% compared to the same period in 2003, driven by increased sales, higher investment income, and higher fee income due to the higher assets under management.

Investment income of USD 3,249 million was 6% higher than the first six months of 2003. Besides the impact of realized gains, this reflects portfolio growth due to general account sales and low lapses, which was partially offset by lower new money interest rates.

Traditional/Account of Policyholders

For the first six months of 2004, life production, measured on a standardized new premium basis, decreased 3% to USD 531 million compared to the first six months of 2003. Sales momentum in the Agency Group remained strong with recurring premium sales increasing 11% over the same period 2003. Institutional business (reinsurance and Company-Owned Life Insurance) was down for the same period due to the uneven nature of these sales. Single premiums declined as certain recurring premiums on variable universal life contracts were recorded as single premiums in 2003. Effective January 1, 2004 these premiums are reported as renewal premiums.

Traditional life income before realized gains and losses on shares and real estate of USD 331 million increased 9% over 2003. Lower additions to the default provision, of USD 34 million versus USD 94 million in the first half of 2003, were partially offset by lower investment yields on fixed income investments and an increase in mortality claims in reinsurance.

Life for account of policyholders income before realized gains and losses on shares and real estate of USD 48 million increased 12%. The increase was due primarily to improved claims experience. Policyholder account balances and the related asset fees grew as a result of the higher average equity market.

Note: prior year results have been adjusted for comparison due to accounting changes implemented January 1, 2004 (see page 21)

Fixed annuities

Fixed annuity account balances of USD 44.6 billion were modestly lower than at year-end 2003. Deposits of USD 1.7 billion decreased 51% compared to the first six months of 2003 due to lower policyholder crediting rates and adjustments to commission rates. Deposits during the second quarter of 2004 were relatively stable compared with the prior two quarters. Withdrawals from existing contracts continue to be at low levels, reflecting lower new money crediting rates available on new policies.

Fixed annuity income before realized gains and losses on shares and real estate of USD 195 million for the first six months of 2004, increased 81%. The significant improvement in earnings is largely due to lower additions to the default provision. Gross bond defaults were USD 35 million compared to USD 111 million during the first six months of 2003. Product spreads have improved as crediting rates were lowered on both existing and new deposits throughout 2003 and early 2004 taking the majority of the existing contracts to date to the contractual minimum. Spread on the largest segment of the fixed annuity book improved to 225 basis points at the end of the first six months of this year and the return is at the hurdle rate. The spread includes 12 basis points of realized gains on equity-like investments. The spread at the end of the first quarter this year was revised upward to 217 basis points from 209 basis points, including 8 basis points of realized gains on equity-like investments. Gross spreads are before investment expenses and priced bond defaults, and amounted to 269 basis points at the end of the first six months of 2004.

GICs and funding agreements

GIC and funding agreement account balances increased 6% to USD 28.8 billion over the first six months 2004 compared to the year-end 2003 level. Production of USD 4.8 billion was down 13% compared to the first six months of 2003. The tight credit spreads in the market have impacted 2004 sales as disciplined pricing has been maintained.

GICs and funding agreements income before realized gains and losses on shares and real estate increased 44% to USD 118 million compared to the first half of 2003. The increase includes a one-time positive effect of USD 16 million related to the performance of a loan portfolio that was recognized in the first quarter of 2004. Improved product spreads and growth in assets were the other primary factors contributing to the increase.

Variable annuities

Variable annuity account balances have increased 3% to USD 43.6 billion since year-end 2003. Variable annuity deposits of USD 2.9 billion decreased 27% compared to the first half of 2003. The decrease is largely due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature in the first quarter of 2003. Compared to the first quarter of 2004, variable annuity deposits declined 18%, largely due to strong institutional sales in the first quarter of the year. Total sales of the new Guaranteed Principal Solution (GPS) product, which features a guaranteed minimum withdrawal benefit (GMWB), were USD 255 million for the first six months of 2004. An additional new product is currently under development.

Variable annuity income before realized gains and losses on shares and real estate increased from USD 7 million in the first half of 2003 to USD 85 million in the first half of 2004. The 2004 results include a USD 12 million non-recurring gain on the mark to market on a minimum guarantee liability. Hedges have been implemented to minimize the interest rate and equity risk for these products. The increase in income also reflects higher fees and related gross profits that have resulted from the favorable equity market performance and sales, as well as USD 16 million higher earnings due to lower lapses.

Fee business

Fee based products described here include managed assets such as mutual funds, collective investment trusts and synthetic GICs. First six months 2004 production was USD 9.1 billion, a 17% decrease compared to the first six months 2003. Mutual fund sales of USD 5.9 billion increased 53%, reflecting the expanded marketing relationships with wire-house networks. Synthetic GIC sales of USD 3.2 billion decreased 55% as equity products are now attracting more funds than stable value alternatives. Fee based assets have increased 9% since year-end 2003 totaling USD 69.6 billion.

Fee business income before realized gains and losses on shares and real estate of USD 13 million increased 30% compared to the first six months 2003. Income was positively impacted by growth in assets due to deposits and equity market appreciation. This was partially offset by increased expenses.

Accident and Health Business

In line with our strategy to focus on profitable growth, Long Term Care sales will cease during the first half of 2005. New business no longer meets our return objectives relative to the risk associated with the product.

Accident and health premiums were higher than in the first six months 2003 due to higher sales through sponsored direct marketing programs along with premium rate increases on certain health products. Accident and health income before realized gains and losses on shares and real estate of USD 168 million increased 62% compared to the adjusted first six months 2003 results. Lower additions to the default provision combined with improved claims experience and premium rate increases in certain health products improved overall profitability.

Commissions and expenses

Commissions and expenses include commissions, operating expenses and the net change in policy acquisition costs. Commissions and expenses of USD 2,090 million increased 15% compared to the first six months 2003. Commissions declined 9% to USD 1,203 million as a result of lower annuity production and commission restructuring efforts. Operating expenses of USD 890 million increased USD 34 million or 4% due primarily to higher regulatory and compliance costs, information system implementations and increased investment management fees paid to outside fund managers – reflecting the growth in assets under management.

The Netherlands

(2003 adjusted for comparison)	amounts in millions

EUR				EUR
Second quarter				First six months
2004	2003	%		2004	2003	%
			Income by product segment
40	52	(23)	Traditional life	84	90	(7)
12	(10)		Life for account of policyholders	25	(16)
11	5	120	Fee business	22	10	120

63	47	34	Life insurance	131	84	56
7	2		Accident and health insurance	13	8	63
14	12	17	General insurance	22	17	29

84	61	38	Insurance income	166	109	52

61	66	(8)	of which general account	119	115	3
23	(5)		of which policyholders account [1]	47	(6)

84	61	38	Insurance income	166	109	52
4	2	100	Banking activities [2]	9	2

88	63	40	Income before realized gains and losses on shares and real estate	175	111	58
62	(145)		Realized gains and losses on shares and real estate	105	(249)

150	(82)		Income before tax	280	(138)
(17)	(19)	(11)	Corporation tax	(45)	(27)	67

133	(101)		Net income	235	(165)

			Revenues
115	200	(43)	Life general account single premiums	297	440	(33)
67	66	2	Life general account recurring premiums [3]	360	356	1
71	132	(46)	Life policyholders account single premiums	215	253	(15)
283	267	6	Life policyholders account recurring premiums [3]	970	954	2

536	665	(19)	Total life insurance gross premiums	1,842	2,003	(8)
33	34	(3)	Accident and health insurance premiums	124	114	9
112	122	(8)	General insurance premiums	261	269	(3)

681	821	(17)	Total gross premiums	2,227	2,386	(7)
311	98		Investment income insurance activities	599	210	185
91	60	52	Fees and commissions	165	134	23
68	91	(25)	Income from banking activities	141	185	(24)

1,151	1,070	8	Total revenues	3,132	2,915	7

137	599	(77)	Investment income for account of policyholders	599	373	61

			Gross margin, commissions and expenses
378	329	15	Gross margin	717	616	16
290	266	9	Commissions and expenses	542	505	7

			Standardized new premium production life insurance
171	295	(42)	Single premiums	468	612	(24)
34	46	(26)	Recurring premiums annualized	71	87	(18)
51	75	(32)	Total recurring plus 1/10 single	118	148	(20)

			Deposits
1,080	752	44	Savings deposits [4]	1,628	1,523	7

1,080	752	44	Total production on balance sheet	1,628	1,523	7

			Off balance sheet production
166	948	(82)	Mutual funds and other managed assets	411	1,109	(63)

166	948	(82)	Total production off balance sheet	411	1,109	(63)

[1]	Includes also fee business.
[2]	Includes income on off balance sheet type products.
[3]	Reflected in the column first six months is a reclassification of EUR 62 million from general account recurring premiums to policyholders account recurring premiums relating to Q1 2004.
[4]	Reflected in the column first six months is an adjustment of EUR 410 million to savings deposits relating to Q1 2004.

The Netherlands

In view of the significant changes in the market and customer needs, the operating structure through independent business units has been abandoned. The new organizational structure and revised strategy aim to provide better services to our clients with higher value-added products sold through multiple and more broad based distribution channels. In the past six months, 13 different front and back offices have been integrated into one company with five Service Centers and four Marketing and Sales organizations. The number of geographical locations has been reduced from five to three. Staffing levels at the end of the first six months of 2004 were 4% lower than last year, whereby a substantial portion of the planned 10-15% reduction in staffing levels over the coming three years has already been achieved.

Due to market circumstances and the revised strategy, sales through a number of large distributors with one-sided product offerings decreased. The strong focus on profitable production led to lower single premium production.

Results

Income before realized gains and losses on shares and real estate totaled EUR 175 million during the first six months of 2004, a 58% increase compared to the same period in 2003. The increase largely reflects lower additions to provisions for credit risk and minimum guarantees, as well as a number of extraordinary items, which are specified below.

For the second quarter of 2004, income before realized gains and losses on shares and real estate amounted to EUR 88 million, a 40% increase compared to the second quarter of 2003.

The most important extraordinary items positively affecting the results were: receipts from a fraud insurance payout (EUR 16 million in the second quarter), release of a provision for dividends on preferred shares (EUR 26 million, of which EUR 19 million in the second quarter) partly offset by a EUR 27 million addition to the provision made in the second quarter for medical costs for retired personnel, under FAS 106.

On a pretax basis, realized gains on shares and real estate amounted to EUR 105 million during the first six months of 2004. This compares to a negative EUR 249 million in the comparable period of last year. As a result, net income, which includes realized gains and losses on shares and real estate, improved substantially to EUR 235 million, compared with a net loss of EUR 165 million in the same period last year.

Traditional/Account of Policyholders

Overall standardized new life production showed a decline of 20% to EUR 118 million compared to the first six months 2003. This reflects overall difficult market circumstances, pricing discipline in the individual single premium segment and the absence of large case group contracts.

First six months 2004 Traditional Life income before realized gains and losses on shares and real estate decreased by 7% to EUR 84 million. This mainly reflects lower loadings due to lower production, accelerated DPAC amortization and additional provisions for medical costs for retired personnel. Better results on morbidity and higher investment income partly offset this.

Life for account of policyholders income before realized gains and losses on shares and real estate amounted to EUR 25 million, compared to a loss of EUR 16 million in the first six months of last year. This is primarily a result of lower additions to the provision for guaranteed benefits and positive morbidity results, partly offset by higher lapses and an additional provision for medical cost for retired personnel.

Note: prior year results have been adjusted for comparison due to accounting changes implemented January 1, 2004 (see page 21)

Fee business

Income before realized gains and losses on shares and real estate on fee business showed a favorable development in the first six months of 2004, with a 120% increase to EUR 22 million. This increase is largely due to better results at the distribution units, a stable development in asset management profits and higher results at TKP Pensioen.

Off balance sheet production decreased by 63% to EUR 411 million, reflecting the volatility of institutional business. In the first six months of 2003 a large new contract was signed.

Non-life insurance

Accident and health income before realized gains and losses on shares and real estate was EUR 13 million, a 63% increase compared to the first six months of 2003. General insurance reported a 29% increase in the first six months 2004 to EUR 22 million. The improved accident and health results are mainly driven by a strengthened position in the sick leave (ziekteverzuim) segment, whereas general insurance continues to benefit from favorable claims experience.

Banking activities

Income before realized gains and losses on shares and real estate from banking activities increased to EUR 9 million from EUR 2 million in the same period last year, reflecting lower additions to credit provisions and higher spreads. Savings account balances at the end of the first six months of 2004, compared to year-end 2003, were 3% higher at EUR 5.8 billion. New deposits amounted to EUR 1.6 billion, an increase of 7% compared to the first six months of 2003.

Commissions and expenses

Commissions and expenses of EUR 542 million were 7% higher in the first six months compared to the same period last year. Operating expenses, including the contribution for FAS 106, increased 17% to EUR 317 million. On like-for-like basis operating expenses decreased slightly. Commissions declined 20% to EUR 161 million due primarily to lower volumes.

United Kingdom

(2003 adjusted for comparison)

amounts in millions

GBP				GBP			EUR
Second quarter				First six months			First six months
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
0	0		Traditional life	(4)	(1)		(7)	(1)
37	29	28	Life for account of policyholders	72	61	18	107	89	20
0	0		Fee business	1	(2)		2	(3)

37	29	28	Insurance income	69	58	19	102	85	20

0	0		of which general account	(4)	(1)		(7)	(1)
37	29	28	of which policyholders account [1]	73	59	24	109	86	27

37	29	28	Income before realized gains and losses on shares and real estate	69	58	19	102	85	20
0	0		Realized gains and losses on shares and real estate	0	(4)		0	(6)

37	29	28	Income before tax	69	54	28	102	79	29
(11)	(9)	22	Corporation tax	(20)	(16)	25	(29)	(23)	26

26	20	30	Net income	49	38	29	73	56	30

			Revenues
50	43	16	Life general account single premiums	85	99	(14)	126	145	(13)
43	29	48	Life general account recurring premiums	79	50	58	118	73	62
578	604	(4)	Life policyholders account single premiums	1,238	1,320	(6)	1,839	1,929	(5)
299	290	3	Life policyholders account recurring premiums	606	582	4	901	850	6

970	966	0	Total gross premiums	2,008	2,051	(2)	2,984	2,997	(0)
24	25	(4)	Investment income insurance activities	47	41	15	70	60	17
18	16	13	Fees and commissions	37	29	28	55	42	31

1,012	1,007	0	Total revenues	2,092	2,121	(1)	3,109	3,099	0

101	2,036	(95)	Investment income for account of policyholders	351	1,506	(77)	521	2,201	(76)

			Gross margin, commissions and expenses
139	126	10	Gross margin	276	246	12	409	359	14
102	97	5	Commissions and expenses	207	188	10	307	274	12

			Standardized new premium production life insurance
644	578	11	Single premiums	1,368	1,319	4	2,033	1,928	5
92	103	(11)	Recurring premiums annualized	196	190	3	291	278	5
157	161	(2)	Total recurring plus 1/10 single	333	322	3	494	471	5

			Off balance sheet production
33	42	(21)	Mutual funds and other managed assets	59	169	(65)	87	247	(65)

33	42	(21)	Total production off balance sheet	59	169	(65)	87	247	(65)

[1]	Includes also fee business.

United Kingdom

During the first half of the year, AEGON UK has continued to gain market share in the IFA market and has solidified its top five position in this market. In May, AEGON UK launched Origen, bringing together five of its award winning IFA businesses. Origen harnesses some of the UK’s leading advisers for annuities, advice to the corporate market, healthcare, investments, pensions and professional connections together under one brand. With Origen, AEGON UK has established a broad based platform for growing its distribution business.

Results

Income before realized gains and losses on shares and real estate increased by 19% to GBP 69 million during the first six months of the year, compared to GBP 58 million in the first half of 2003. Net income, which includes realized gains and losses on shares and real estate, amounted to GBP 49 million, a 29% increase compared to the same period last year. For the second quarter of 2004, net income amounted to GBP 26 million, a 30% increase compared to the second quarter of 2003.

The increase in net income was primarily due to higher management fees on equity linked funds as a result of higher average equity markets. The average FTSE level over the first half of 2004 was 16% above the comparable 2003 period.

There were no realized gains or losses on shares and real estate during the first half of 2004, compared to GBP 4 million of net realized losses during the first half of 2003.

Traditional/Account of Policyholders

Standardized new life production during the first six months of 2004 increased 3% to GBP 333 million. The increase reflects growth in the core individual and group pensions businesses, partly offset by a fall in asset management institutional sales.

Income before realized gains and losses on shares and real estate from traditional life amounted to a loss of GBP 4 million during the first half of 2004. The main reason for this is a GBP 5 million restructuring charge in the first quarter 2004 related to the additional cost reduction program implemented this year.

Income before realized gains and losses on shares and real estate from life for account of policyholders of GBP 72 million increased 18% during the first six months of 2004 compared to the same period last year. This primarily reflects higher average equity market levels compared to the prior year.

Commissions and expenses

Commissions and expenses increased 11% to GBP 207 million, due largely to higher DPAC amortization, growth (including two acquisitions) in the distribution companies and restructuring charge for the cost reduction program. The total restructuring charge related to the cost reduction program is expected to be GBP 10 million in 2004, of which GBP 5 million has been accounted for in the first six months of 2004. Before deferral of DPAC, operating expense savings amounted to GBP 15 million.

Note: prior year results have been adjusted for comparison due to accounting changes implemented January 1, 2004 (see page 21)

Other countries

(2003 adjusted for comparison)

amounts in millions

EUR				EUR
Second quarter				First six months
2004	2003	%		2004	2003	%
			Income by product segment
8	6	33	Traditional life	12	13	(8)
1	(5)		Life for account of policyholders	3	(7)
3	2	50	Fee business	5	4	25

12	3		Life insurance	20	10	100
2	1	100	Accident and health insurance	4	3	33
13	16	(19)	General insurance	26	26	0

27	20	35	Insurance income	50	39	28

23	23	0	of which general account	42	42	0
4	(3)		of which policyholders account [1]	8	(3)

27	20	35	Income before realized gains and losses on shares and real estate	50	39	28
2	4	(50)	Realized gains and losses on shares and real estate	5	(2)

29	24	21	Income before tax	55	37	49
(7)	(7)	0	Corporation tax	(14)	(10)	40

22	17	29	Net income	41	27	52

			Revenues
7	3	133	Life general account single premiums	11	8	38
131	99	32	Life general account recurring premiums	240	212	13
1	3	(67)	Life policyholders account single premiums	4	8	(50)
27	53	(49)	Life policyholders account recurring premiums	52	106	(51)

166	158	5	Total life insurance gross premiums	307	334	(8)
18	17	6	Accident and health insurance premiums	49	45	9
92	85	8	General insurance premiums	182	170	7

276	260	6	Total gross premiums	538	549	(2)
37	35	6	Investment income insurance activities	71	65	9
4	3	33	Fees and commissions	7	6	17

317	298	6	Total revenues	616	620	(1)

2	40	(95)	Investment income for the account of policyholders	14	15	(7)

			Gross margin, commissions and expenses
95	86	10	Gross margin	186	171	9
68	66	3	Commissions and expenses	136	132	3

			Standardized new premium production life insurance
7	5	40	Single premiums	14	15	(7)
43	69	(38)	Recurring premiums annualized	109	162	(33)
43	69	(38)	Total recurring plus 1/10 single	110	163	(33)

			Off balance sheet production

44	43	2	Mutual funds and other managed assets	87	91	(4)

44	43	2	Total production off balance sheet	87	91	(4)

[1]	Includes also fee business.

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before realized gains and losses on shares and real estate and commissions and expenses.

Currencies

Income statement items: average rate 1 EUR = USD 1.2270 (2003: USD 1.1050).

Balance sheet items: closing rate 1 EUR = USD 1.2155 (2003: USD 1.1427; year-end 2003: USD 1.2630).

Other countries

Income before realized gains and losses in the first six months of 2004 amounted to EUR 50 million, a 28% increase compared to the EUR 39 million achieved in the comparable period of 2003. The increase was largely driven by improvements in Spain and Hungary.

Traditional/Account of Policyholders

Standardized new life production in Other countries decreased 33% to EUR 110 million, largely driven by lower production as well as adverse currency translation effects in Taiwan.

New life production in Taiwan declined 32% to NTD 3,368 million (EUR 83 million) in the first six months of 2004. Life premium income was up 27% to NTD 7.2 billion (EUR 176 million) reflecting strong sales of recurring premium business in the previous year and good persistency. Customer acceptance levels of unit-linked recurring premium products are still low.

In Hungary, new standardized life production remained stable at HUF 2,484 million (EUR 10 million) in the first six months of 2004.

In Spain, new standardized life production increased from EUR 12 million to EUR 15 million compared to the first six months of 2003.

Non-life insurance

Total non-life insurance premiums increased 7% compared to the first six months of 2003. Non-life premiums in Hungary increased 17% to EUR 56 million due to successful car insurance sales, while non-life premiums in Spain increased 5% to EUR 175 million.

Non-life results have remained stable compared to last year. Higher results in Spain due to continued improvement in the claims ratio were offset by a decrease of results in Hungary, mainly due to higher claims following storms in May and June.

Commissions and expenses

Commissions and expenses increased by 3% to EUR 136 million for the first six months of 2004.

Note: prior year results have been adjusted for comparison due to accounting changes implemented January 1, 2004 (see page 21)

Summarized consolidated income statements

(2003 adjusted for comparison)

amounts in millions

USD				EUR			EUR
First six months				Second quarter			First six months
2004	2003	%		2004	2003	%	2004	2003	%
			Revenues
12,087	11,260	7	Gross premiums	4,564	4,537	1	9,851	10,190	(3)
4,399	3,430	28	Investment income	1,830	1,552	18	3,585	3,104	15
783	598	31	Fees and commissions	330	252	31	638	541	18
173	204	(15)	Income from banking activities	68	91	(25)	141	185	(24)

17,442	15,492	13	Total revenues	6,792	6,432	6	14,215	14,020	1

			Benefits and expenses
1,474	1,114	32	Premiums to reinsurers	650	487	33	1,201	1,008	19
10,458	10,367	1	Benefits paid and provided	3,841	4,174	(8)	8,523	9,382	(9)
98	102	(4)	Profit sharing and rebates	38	44	(14)	80	92	(13)
3,535	2,856	24	Commissions and expenses for own account	1,476	1,313	12	2,881	2,585	11
397	356	12	Interest	146	156	(6)	324	322	1
151	334	(55)	Miscellaneous income and expenditure	64	114	(44)	123	302	(59)

16,113	15,129	7	Total benefits and expenses	6,215	6,288	(1)	13,132	13,691	(4)

1,329	363		Income before tax	577	144		1,083	329
(360)	(187)	93	Corporation tax	(141)	(81)	74	(293)	(169)	73
—	187		Transamerica Finance Corporation	—	96		—	169

969	363	167	Net income	436	159	174	790	329	140

Condensed consolidated balance sheets						amounts in millions

At June 30 2004	At Dec. 31 2003			At June 30 2003	At June 30 2003		At June 30 2004	At Dec.31 2003
USD	USD	%		USD	EUR		EUR	EUR	%
156,913	153,068	3	Investments	147,772	129,318		129,094	121,194	7
293	3,643	(92)	Group companies and participations	3,601	3,151		241	2,884	(92)
128,922	126,412	2	Investments for account of policyholders	111,909	97,934		106,065	100,089	8
11,651	12,389	(6)	Other assets	11,566	10,122		9,585	9,809	(2)

297,779	295,512	1	Total assets	274,848	240,525		244,985	233,976	5

18,346	17,640	4	Total shareholders’ equity [1]	15,360	13,442		15,093	13,967	8
2,358	2,431	(3)	Capital securities	2,248	1,967		1,940	1,925	1
560	571	(2)	Subordinated loans	661	579		461	452	2
4,277	4,153	3	Senior debt related to insurance activities	3,570	3,124		3,519	3,288	7

25,541	24,795	3	Total capital base	21,839	19,112		21,013	19,632	7

121,228	118,879	2	Technical provisions [2]	115,302	100,903		99,735	94,124	6
128,922	126,412	2	Technical provisions with investments for account of policyholders [3]	111,909	97,934		106,065	100,089	8
22,088	25,426	(13)	Other liabilities [4]	25,798	22,576		18,172	20,131	(10)

297,779	295,512	1	Total shareholders’ equity and liabilities	274,848	240,525		244,985	233,976	5

			[1] Shareholders’ equity January 1 as reported		14,231		14,132	14,231
			Effect of SOP 03-1 implementation		(161)		(165)	(161)
			Realized portion of revaluation account transferred to other surplus fund		(2,056)		(1,281)	(2,056)
			Increase in other surplus fund - transferred from revaluation account		2,056		1,281	2,056

			Shareholders’ equity January 1 adjusted		14,070		13,967	14,070
			Net income		329		790	1,033
			Dividend paid		—		(233)	(147)
			Paid in surplus / Issuance of new shares		—		—	3
			Currency exchange rate differences		(1,025)		485	(1,730)
			Goodwill		(273)		(212)	(358)
			Repurchased and sold own shares		19		57	19
			Change revaluation account		437		114	851
			Sale TFC businesses		—		163	307
			Other changes		(115)		(38)	(81)

18,346	17,640		Shareholders’ equity end of period [5]	15,360	13,442		15,093	13,967

		%							%
44,553	44,906	(1)	2 Of which fixed annuities	44,482	38,927		36,654	35,555	3
28,767	27,209	6	2 Of which GICs and funding agreements	27,837	24,361		23,667	21,543	10
(17,191)	(17,260)	0	2 Of which deferred policy acquisition costs	(17,095)	(14,960)		(14,143)	(13,666)	3
43,598	42,260	3	3 Of which variable annuities	37,698	32,990		35,868	33,460	7
7,091	7,144	(1)	4 Of which savings accounts	7,012	6,136		5,834	5,656	3
1,832	1,759	4	[5] Including revaluation account	1,119	979		1,507	1,393	8

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholder’s equity at June 30, 2004 amounted to EUR 15,093 million, an increase of EUR 1,126 million compared to December 31, 2003. The increase is largely due to positive exchange rate translations of EUR 485 million, an increase in the revaluation reserve of EUR 114 million, the EUR 163 million book gain on the disposal of the majority of TFC’s commercial finance business, and net income of EUR 790 million. In addition, a goodwill charge of EUR 212 million was incurred primarily as a result of the acquisitions of distribution companies in the Netherlands and the United Kingdom and the joint venture with CAM in Spain. Implementation of Statement of Position (SOP) 03-1 in AEGON USA resulted in a decline of EUR 165 million in the opening balance of shareholders’ equity on January 1, 2004.

The revaluation reserve amounted to EUR 1,507 million on June 30, 2004, compared to EUR 1,393 million at year-end 2003.

At June 30, 2004, shareholders’ equity represented 72% of AEGON’s total capital base, while senior and dated subordinated debt comprised 19% of the total capital base. Capital securities accounted for the remaining 9%. AEGON manages its shareholders’ equity to be at least 70% of the total capital base. While shareholders’ equity and debt were influenced by currency exchange rates, the equity to total capital base ratio was not materially affected as the debt is managed in proportion to the local currency of invested capital in the subsidiaries. In July of 2004, AEGON successfully completed the issuance of EUR 500 million and USD 250 million in Perpetual Capital Securities, rated A- by S&P and A3 by Moody’s. The proceeds of the issue will be used to refinance maturing senior debt. This transaction further strengthens the quality of AEGON’s capital base.

On July 9, 2004, Moody’s changed its outlook on AEGON debt ratings to stable from negative. The rating agency also affirmed its insurance financial strength (IFS) ratings on AEGON’s U.S. operating companies, as well as its rating on AEGON’s main U.K. operating company.

On July 20, 2004, Standard & Poor’s Ratings Services affirmed its ‘A+/A-1’ long- and short-term counterparty credit ratings on AEGON N.V. At the same time, S&P affirmed its ‘AA’ long-term counterparty credit and insurer financial strength ratings on the principal operating companies of the group in Europe and North America.

Dividend

An interim dividend of EUR 0.21 per common share has been declared. The interim dividend will be paid in cash or stock at the election of the shareholder. The interim dividend in shares will be around 5% higher than the value of the cash dividend. AEGON shares will be quoted ex-dividend on August 16, 2004. The election period will run from August 16 up to and including September 13, 2004. The stock fraction will be based on the average share price on Euronext Amsterdam from September 14 through September 20, 2004. The dividend will be payable as of September 24, 2004.

Interest charges and other

Interest charges and other increased from EUR 218 million in the first six months of 2003 to EUR 219 million. The remaining TFC businesses, mainly consisting of maritime container and European trailer leasing, are included in the consolidated results and reported in Interest charges and other. TFC reported a loss of EUR 22 million before tax. On an operating basis, TFC reported income before tax of EUR 27 million in the first six months of this year.

Note: prior year results have been adjusted for comparison due to accounting changes implemented January 1, 2004 (see page 21)

Supplemental Disclosure

Comparability Adjustments made to certain amounts reported in the 2003 Financials.

The adjustments made to the 2003 financial amounts presented in this report are made for comparability purposes.

The following adjustments have been adopted as of January 1, 2004:

•	Discontinuance of the indirect income method. Gains and losses on shares and real estate are no longer recognized in the income statement by applying the indirect income method, but instead are recognized when realized.

•	Statement of Position (SOP) 03-1 issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA. SOP 03-1 addresses a number of items within FAS 97, and two elements in particular have an effect on AEGON USA, resulting in a change in the opening balance of shareholders’ equity at January 1, 2004 of EUR 165 million. Firstly, shareholders’ equity has been reduced (EUR 179 million) related to the establishment of additional mortality based reserves on universal life contracts. The implementation changes the timing of the recognition of mortality profits into earnings. Secondly, shareholders’ equity has been increased (EUR 14 million) for the SOP methodology for reserving for minimum guaranteed living and death benefits on variable annuity and variable life contracts. The effects of the adoption of SOP 03-1 are relevant for the Americas and the group totals only.

HIGHLIGHTS – First six months 2004

(amounts in millions, except per share data, 2003 adjusted for comparability)

First six months 2004	First six months 2003 as adjusted	First six months 2003 as reported		First six months 2004	First six months 2003 as adjusted		At constant currency exchange rates	First six months 2003 as reported
USD	USD	USD		EUR	EUR	%	%	EUR
1,091	676	705	Income before realized gains and losses/indirect income on shares and real estate	889	612	45	57	639
238	(313)	—	Realized gains and losses on shares and real estate	194	(283)	—	—	—
—	—	343	Indirect income on shares and real estate	—	—	—	—	310
1,329	363	1,048	Income before tax	1,083	329	229	280	949
777	665	—	Net income before realized gains and losses on shares and real estate	633	602	5	15	—
969	363	949	Net income	790	329	140	182	859
0.49	0.42	—	Net income before realized gains and losses on shares and real estate per share	0.40	0.38	5	16	—
0.61	0.21	0.61	Net income per share	0.50	0.19	163	218	0.55

Published figures are unaudited

HIGHLIGHTS – Second quarter 2004

(amounts in millions, except per share data, 2003 adjusted for comparability)

Second quarter 2004	Second quarter 2003 as adjusted	Second quarter 2003 as reported		Second quarter 2004	Second quarter 2003 as adjusted	%	Second quarter 2003 as reported
USD	USD	USD		EUR	EUR		EUR
569	345	364	Income before realized gains and losses / indirect income on shares and real estate	472	303	56	321
127	(180)	—	Realized gains and losses on shares and real estate	105	(159)	—	—
—	—	208	Indirect income on shares and real estate	—	—	—	184
696	165	572	Income before tax	577	144	—	505
422	358	—	Net income before realized gains and losses on shares and real estate	349	316	10	—
526	181	528	Net income	436	159	174	466
0.26	0.23	—	Net income before realized gains and losses on shares and real estate per share	0.22	0.20	10	—
0.33	0.10	0.34	Net income per share	0.28	0.09	211	0.30

Published figures are unaudited

Non GAAP measures (Regulation G)

This press release includes a non-GAAP financial measure: Net income before realized gains and losses on shares and real estate. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	In EUR million	Per common share	In EUR million	Per common share
	Second quarter 2004		Second quarter 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	349	0.22	316	0.20
Realized gains and losses on shares and real estate	105		(159)
Corporation tax on realized gains and losses on shares and real estate	(18)		2
Net income	436	0.28	159	0.09

	First six months 2004		First six months 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	633	0.40	602	0.38
Realized gains and losses on shares and real estate	194		(283)
Corporation tax on realized gains and losses on shares and real estate	(37)		10
Net income	790	0.50	329	0.19

Supplemental reconciliation information for comparison purposes

	In EUR million	Per common share
	Third quarter 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	336	0.21
Realized gains and losses on shares and real estate	101
Corporation tax on realized gains and losses on shares and real estate	(2)
Net income	435	0.28

	Fourth quarter 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	339	0.21
Realized gains and losses on shares and real estate	(88)
Corporation tax on realized gains and losses on shares and real estate	18
Net income	269	0.17

	Total year 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	1,277	0.80
Realized gains and losses on shares and real estate	(270)
Corporation tax on realized gains and losses on shares and real estate	26
Net income	1,033	0.64

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and in GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.nl

Baltimore, the United States

Analysts & Investors	1 877 548 9668 (Toll free) / 1 410 576 4577
Media	+1 410 576 4526
Email	ir@aegonusa.com

Web site: www.aegon.com

Analyst and investor conference call

An analyst and investor conference call on the first six months and second quarter 2004 earnings will be held today at 15.00 MET DST (14.00 BST; 09.00 a.m. ET).

The listen-only phone numbers for the conference call are as follows:

+31 (0) 45 6316901 (the Netherlands)
+44 (0) 208 4006308 (United Kingdom)
+1 303 262 2130 (United States and Canada)